Mail Stop 4561
Via Fax (408) 579-3000

December 15, 2009

Bob L. Corey
Accounting Chief Executive Officer, Senior
Vice President and Chief Financial Officer
Extreme Networks, Inc.
3585 Monroe Street
Santa Clara, CA 95051

        Re: Extreme Networks, Inc.
               Form 10-K for the Fiscal Year Ended June 28, 2009
               Filed on August 28, 2009

Dear Mr. Corey:

      We have reviewed the above-referenced filing and have the following comments. If indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended June 28, 2009

Item 8. Financial Statements and Supplementary Data

Consolidated Statements of Operations, page 53

1.   We note your tabular presentation of stock-based compensation in footnote (1) in your Consolidated Statements of Operations. We also note similar presentation in your Form 10-Q filed October 30, 2009. We do not believe such tabular presentation on the face of the Consolidated Statements of Operations complies with the guidance under SAB Topic 14F. Note that compliance with SAB Topic 14F permits disclosure of

stock-based compensation information on the face of the Consolidated Statements of Operations in a tabular presentation absent a total amount for stock-based compensation. Tell us how you considered this guidance, including why you believe your current presentation does or does not comply with it.

Note 2. Basis of Presentation and Summary of Significant Accounting Policies

Revenue Recognition, page 56

2.   We note the Company transitioned from recognizing revenue in accordance with the principles of SAB 104 and EITF 00-21 to SOP 97-2 in the first quarter of fiscal 2009 and vendor specific objective evidence ("VSOE") for multiple elements is established based upon separate sales. Please describe the process you use to evaluate the various factors that affect how you establish VSOE for each of the multiple elements (i.e. maintenance, professional, and training services) in your arrangements, including customer type, purchase volume, geographic region, etc. pursuant to paragraph 10 of SOP 97-2. In your response, please tell us the volume of stand alone sales used in your most recent VSOE analysis. If you assessed VSOE based on a bell-shaped-curve approach, please tell us the percentage of stand alone sales that fall within a narrow range of the median price for each segment. Finally, please describe what you consider to be warranty services (i.e. accounted for under SFAS 5 and/or FTB 90-1) and what you consider to be post-contract services (i.e. accounted for under SOP 97-2) in your arrangements.

* * * * * * *

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. If you amend your filing(s), you may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter that keys your response to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendment and your response to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Melissa Feider, Staff Accountant, at (202) 551-3379 or me at (202) 551-3499 if you have any questions regarding our comments.

Sincerely,

Kathleen Collins
Accounting Branch Chief